Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: July 14, 2022

The following is a communication by Falcon’s Beyond Global, Inc. to its vendors, suppliers and partners on July 12, 2022.

VENDOR / SUPPLIER / PARTNER COMMUNICATION

TO:	Vendors / Suppliers / Partners

FROM:	Cecil D. Magpuri, Chief Executive Officer

RE:	Falcon’s Beyond to Become a Publicly Traded Company

Hi [NAME],

I am writing to share some exciting news about our company, as we have taken a significant step forward as a leading fully integrated entertainment development and operations company. This morning, Falcon’s Beyond announced a transaction that, when completed, will result in us being a publicly traded company!

This transaction is an incredible opportunity with experienced partners to become a publicly listed company, which will support our plans to grow the Falcon’s Beyond brand and offer even more to our vendors and partners, along with tremendous added visibility and credibility. Technically speaking, we’ve signed a definitive agreement for a business combination with FAST Acquisition Corp. II, a leading publicly traded special purpose acquisition corporation (SPAC). Upon closing of the transaction, the combined company will remain Falcon’s Beyond Global and is expected to list on Nasdaq under the ticker symbol “FBYD.”

We expect that this transaction with FAST Acquisitions Corp. II will provide a long runway of growth that will allow us to achieve the scale we need to be successful and to continue in our mission to turn imagined worlds into realities for those around the world to enjoy and explore. Upon completion, we anticipate that the business combination will allow us to accelerate our performance and enable Falcon’s Beyond and its shareholders the opportunity to contribute effectively towards our goal of revolutionizing a rapidly growing market. We will continue to serve in our current roles (Scott Demerau as Executive Chairman and Cecil D. Maguri as CEO), and the experienced management team that we’ve put together will continue in their respective roles.

We would not have been able to accomplish this without your continuing support, so from our entire team, I would like to thank you for the opportunities you have provided by joining us in our mission. Together, we can continue to innovate and drive considerable value to our customers, company and industry.

We will provide updates as our transition to a public company continues.

Because of your trust in our team and our mission, we believe the future is bright for our company and for the future of this industry, and we look forward to continuing this journey together.

Sincerely,

Scott Demerau, Executive Chairman & Cecil D. Magpuri, Chief Executive Officer

https://falconsbeyondglobal.com/investor-relations/

Additional Information

This communication relates to the proposed business combination between FAST II and Falcon’s Beyond. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Falcon’s Beyond intends to file a Registration Statement on Form S-4 with the SEC, which will include a document that serves as a joint prospectus of Falcon’s Beyond and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Falcon’s Beyond will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Falcon’s Beyond through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road

Ridgefield, CT 06877. The documents filed by Falcon’s Beyond with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II, Falcon’s Beyond and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FAST II’s’s shareholders in connection with the proposed business combination. You can find information about FAST II’s directors and executive officers and their interest in FAST II can be found in FAST II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. A list of the names of the directors, executive officers, other members of management and employees of FAST II and Falcon’s Beyond, as well as information regarding their interests in the business combination, will be contained in the Registration Statement on Form S-4 to be filed with the SEC by Falcon’s Beyond. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Falcon’s Beyond’s and FAST II’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Falcon’s Beyond’s and FAST II’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Falcon’s Beyond or FAST II to predict these events or how they may affect Falcon’s Beyond or FAST II. Except as required by law, neither Falcon’s Beyond nor FAST II has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FAST II’s and Falcon’s Beyond’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of FAST II’s and Falcon’s Beyond’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or any of its subsidiaries following the announcement of the Merger Agreement and the transactions contemplated therein, (3) the inability of the parties to successfully or timely consummate the business combination or the other transactions contemplated by the Merger Agreement, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the proxy statement/prospectus relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the transactions contemplated by the Merger Agreement or that the approval of the requisite equity holders of Falcon’s Beyond is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities, (6) the risk that the business combination or the other transactions contemplated by the Merger Agreement disrupt current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the business combination or the other transactions contemplated by the Merger Agreement; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond business; (12) the risk that the business combination or the other transactions contemplated by the Merger Agreement may not be completed by FAST II’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by FAST II, (13) the amount of redemption requests made by stockholders of FAST II; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or the other transactions contemplated by the Merger Agreement or in the future; (15) and those factors discussed in FAST II’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents FAST II has filed, or will file, with the SEC.

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